FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

February 24, 2005

By:

Troy Bullock

CFO

NEWS RELEASE

For Immediate Release: February 24, 2005

Norsat Revenues Jump 35%; Net Income Reaches $1.2m

Vancouver, British Columbia, Canada – Norsat International Inc. (TSX – NII; OTC BB - NSATF) today announced its financial results for the fourth quarter and year ended December 31, 2004.  Annual revenues were $17.5 million, gross margins were 45%, and the net income was $1.2 million, compared to revenues of $13.0 million, gross margins of 28% and a net loss of $8.2 million during 2003. The Company witnessed a 35% year-over-year revenue growth, with almost half of the business now coming from the higher margin portable terminal business.

Financial Results

Revenues

Fourth quarter revenues were $4.8 million, up $1.4 million or 41% from the $3.4 million earned in the fourth quarter of 2003.  The Company has benefited from healthy interest in the market for portable transmission equipment, including satellite newsgathering companies and the military.  These portable terminals are being used for a number of applications including the transmission of time-sensitive field reports, quality video footage and closed two-way video-based communications. Portable satellite terminal revenues were $2.2 million, more than doubling the $1.0 million during the same period last year.

The Microwave business continued to produce strong revenues of $2.6 million, up from the $2.4 million in the same period during the previous year.

Revenues for fiscal 2004 were $17.5 million, up 35% from the $13.0 million earned in fiscal 2003.  The 2004 results reflect the successful launch of our portable terminal business, now representing 46% of our total revenues.

Margins

Gross margin dollars for 2004 totaled $7.9 million and were more than double the $3.7 million from the same period in 2003.  Gross margins as a percentage of revenues were 45% compared to 28% for fiscal 2003, a 61% improvement reflecting the increased sales of higher margin portable terminals.

Fourth quarter gross margins of 35% were similar to the same period last year.  The gross margins on the portable terminal sales were considerably higher (53%) than for the microwave business (20%).

“I am extremely pleased to report another strong quarter.  From an annual perspective we are beginning to see the payoff from two years of development with a marked 35% increase in revenues and a complete turnaround from net losses to net earnings. Some of this is attributable to the product’s success but a lot has to do with the change in the culture we initiated by introducing an employee incentive program,” said Mr. Cameron Hunter.

Operating Expenses

Total operating expenses in the fourth quarter of 2004 remained consistent with the same quarter in 2003.

Selling, general and administrative (SG&A) expenses in the fourth quarter were $1.2 million, consistent with the $1.1 million in the same period last year.  On a year-to-date basis SG&A expenses were $5.3 million compared to $5.7 million in the same period last year, an improvement of 9%, primarily due to a reduction in administrative costs.

Product development activities totaled $0.3 million for the fourth quarter, 10% lower than the $0.4 million spent in the same period of last year.  On a year-to-date basis product development expenses were $1.5 million compared to $3.3 million in the same period last year, a decrease of 55%.  The significant reduction is attributable to a more focused product development road map and the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 in 2003. On-going development activities continue to be focused on projects generating near-term revenue from our line of portable terminals.

During the year the Company signed an amendment to its Technology Partnerships Canada (TPC) agreement with the federal government.  The amendment provided for an increase in funding of $620,000 and a revision to the royalty period to commence January 1, 2004 and expire on December 31, 2011.  During the fourth quarter  $102,527 in contributions were recognized, bringing year-to-date funding to $620,000.

During the quarter earnings from continuing operations before other expenses was $53,000 compared to a loss of $415,000 in the same period last year.   On a year to date basis the Company achieved a profit of $1.2 million compared to a loss of $7.0 million in fiscal 2003.

Other expenses for the quarter were  $292,000 up from the same period last year reflecting both cash and non-cash interest charges and a loss from foreign currency.  On a year-to-date basis the Company incurred other expenses of $0.8 million compared to $1.1 million during 2003.

The net effect of the above factors was a loss from continuing operations for the quarter of  $233,000 or $0.01 per share basic and diluted, compared to a loss of  $648,000 or $0.02 per share - basic and diluted in 2003.  On a year-to-date basis, net income from continuing operations is $429,222 or $0.01 per share compared to a loss of $8.2 million or $0.23 in 2003.

On a year to date basis, net earnings were  $1.2 million or $0.03 per share - basic and diluted, a tremendous improvement from the net loss of $8.2 million or $0.23 per share - basic and diluted for the same period of 2003. These net earnings include a gain from discontinued operations of $724,116 that was realized in the first quarter as a result of a settlement on a liability with a supplier.

Fourth Quarter Highlights

  Norsat’s management team is strengthened with the addition of Pervez Siddiqui as Director of Marketing.

  Norsat NewsLinkTM featured in Success Story on the Digital Video and Imagery Distribution System released by the U.S. Army's Media Service.

Liquidity and Capital Resources

The Company's cash and short-term investments balance at December 31, 2004 was $5.1 million, compared to $2.8 million at December 31, 2003.

The Company had total working capital of $8.0 million at December 31, 2004, an increase of $3.5 million from the $4.5 million at December 31, 2003.  This change in the Company's working capital was a result of net earnings reported of $1.1 million, cash from operations of $1.0 million, proceeds from financing activities of $1.6 million offset by capital purchases of $0.2 million.

Tabular Disclosure of Contractual Obligations

As of December 31, 2004, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000*s)	Total	Less than 1 year	1 to 3 years	4 - 5 years	After 5 years
Operating Lease	$1,787	$984	$779	$24	-
Inventory Purchases	$3,752	$3,752	-	-	-
Long-Term Debt	$2,404	-	$2,404	-	-

Outstanding Share Data

During the three months and year ended December 31, 2004, 1,724,000 and 3,051,001 warrants were exercised for proceeds $901,718 and $1,631,569 respectively.  As at December 31, 2004, the Company had issued and outstanding 42,051,832 common shares.  As at February 24, 2005, no additional shares had been issued and a total of 2,266,350 options and 3,146,811share purchase warrants that entitle their holder to purchase one common share of the Company at various prices were outstanding.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2003 Annual Report. A discussion of the critical accounting policies and the related estimates are included in Management's Discussion and Analysis in the 2003 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2003.

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the following unaudited financial statements for the period ended December 31, 2004.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold millions of products around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat is located in British Columbia, Canada and can be found on the Internet at www.norsat.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

For More Information Contact

Cameron Hunter

President & Chief Executive Officer

Norsat International Inc.
+1-604-292-9000
chunter@norsat.com

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	December 31, 2004 (Unaudited)	December 31, 2003 (Audited)
Assets
Current assets:
Cash and cash equivalents	$4,978,210	$2,581,141
Short-term investments	72,000	250,000
Accounts receivable	1,966,298	1,836,726
Inventory	3,433,155	2,656,649
Prepaid expenses and other	228,178	176,269
Current assets from discontinued operations	-	41,581
	10,677,841	7,542,366
Property and equipment	1,049,267	1,482,744
Goodwill	440,095	440,095
Deferred finance costs	31,727	49,431
	$12,198,930	$9,514,636
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$729,661	$381,646
Accrued liabilities	1,780,970	1,753,400
Liabilities from discontinued operations	51,648	933,403
Deferred revenue	73,271	-
	2,635,550	3,068,449
Long-term debt	1,467,594	1,271,198
Shareholders' equity:
Share capital (note 2)	40,901,057	39,153,498
Contributed surplus	1,220,009	1,200,109
Equity component of long-term debt	1,909,127	1,909,127
Deficit	(35,934,407)	(37,087,745)
	8,095,786	5,174,989
	$12,198,930	$9,514,636

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003

Sales	$4,787,014	$3,400,104	$17,520,675	$12,980,269
Cost of sales	3,099,562	2,213,645	9,595,855	9,292,628
	1,687,452	1,186,459	7,924,820	3,687,641
Expenses:
Selling, general and administrative	1,244,905	1,063,435	5,251,451	5,744,876
Product development	328,709	366,149	1,494,756	3,313,171
Technology Partnerships Canada funding	(102,527)	-	(620,000)	(667,467)
Amortization	163,357	79,666	621,220	1,101,998
Restructuring charge	-	92,680	-	1,232,680
	1,634,444	1,601,930	6,747,427	10,725,258
Earnings (loss) from continuing operations before other expenses and income taxes	53,008	(415,471)	1,177,393	(7,037,617)
Other expenses (note 3)	291,650	179,575	753,515	1,077,871
Earnings (loss) from continuing operations before income taxes	(238,642)	(595,046)	423,878	(8,115,488)
Income tax expense (recovery)	(5,344)	53,241	(5,344)	53,241
Earnings (loss) from continuing operations	(233,298)	(648,287)	429,222	(8,168,729)
Recovery (loss) from discontinued operations	1,787	(76,295)	724,116	(76,295)
Net earnings (loss)	(231,511)	(724,582)	1,153,338	(8,245,024)
Deficit, beginning of period	(35,702,896)	(36,363,163)	(37,087,745)	(28,842,721)
Deficit, end of period	$(35,934,407)	$(37,087,745)	$(35,934,407)	$(37,087,745)

Net earnings (loss) per common share - basic and diluted (note 4)
Continuing operations	$(0.01)	$(0.02)	$0.01	$(0.23)
Discontinued operations	$-	$-	$0.02	$-
Net earnings (loss)	$(0.01)	$(0.02)	$0.03	$(0.23)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Cash provided by (used in):
Operations:
Earnings (loss) from continuing operations	$(233,298)	$(648,287)	$429,222	$(8,168,729)
Items not involving cash:
Amortization	163,357	79,666	621,220	1,101,998
Loss (gain) on disposal of property and equipment	4,885	(8,550)	(2,411)	281,450
Interest accreted on long-term debt and deferred finance cost amortization	84,782	86,336	330,046	299,785
Foreign exchange loss (gain)	51,674	(12,026)	(22,213)	141,268
Stock-based compensation	12,084	11,367	135,890	11,367
Changes in non-cash working capital (note 6)	2,653,984	867,262	(509,131)	2,153,422
Cash provided by (used in) continuing operations	2,737,468	375,768	982,623	(4,179,439)
Recovery (loss) from discontinued operations	1,787	(76,295)	724,116	(76,295)
Changes in non-cash working capital	5,486	77,240	(840,174)	158,685
Cash provided by (used in) discontinued operations	7,273	945	(116,058)	82,390
	2,744,741	376,713	866,565	(4,097,049)
Investments:
Net purchase of property and equipment	(15,221)	(10,205)	(185,332)	(98,497)
Sale (purchase) of short-term investments	178,000	-	178,000	(178,035)
	162,779	(10,205)	(7,332)	(276,532)
Financing:
Proceeds on exercise of warrants	901,718	17,416	1,631,569	17,416
Issue of common shares and units	-	1,508,544	-	4,420,715
	901,718	1,525,960	1,631,569	4,438,131
Effect of change in exchange rates on cash	(121,757)	(38,541)	(93,733)	(391,220)
Increase (decrease) in cash and cash equivalents	3,687,481	1,853,927	2,397,069	(326,670)
Cash and cash equivalents, beginning of period	1,290,729	727,214	2,581,141	2,907,811
Cash and cash equivalents, end of period	$4,978,210	$2,581,141	$4,978,210	$2,581,141

Supplemental cash flow and other disclosures (note 6).

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1 Significant accounting policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2003 Annual Report.

(b)

Stock-based compensation:

The Company accounts for its stock-based compensation using the fair value method.  The Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments” permitted, and the Company has adopted the fair value method to be applied to all stock-based compensation awards for fiscal years beginning on or after January 1, 2003.  The Company’s cost with the fair value method for the three months and year ended December 31, 2004 was $12,085 (2003 - $11,367) and $135,890 (2003 - $11,367) respectively, and is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, its impact on the periods presented would be as follows:

	Three months ended December 31,			Year ended December 31,
	2004		2003	2004	2003
Net earnings (loss)		$(231,511)	$(724,582)	$1,153,338	$(8,245,024)
Additional stock compensation recovery (expense)		28,625	(63,000)	(48,875)	(531,000)
Pro-forma net earnings (loss)		$(202,886)	$(787,582)	$1,104,463	$(8,776,024)
Pro-forma net earnings (loss) per common share - basic and diluted	$	nil	$(0.02)	$0.03	$(0.24)

The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

2 Share capital:

During the quarter 1,724,000 warrants were exercised for proceeds of $901,718.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

3 Other expenses:

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Net interest and bank charges	$96,337	$71,308	$314,890	$264,813
Interest - non-cash	84,782	86,336	330,046	299,785
Foreign currency loss	105,646	30,481	110,990	231,823
Loss (gain) on disposal of property and equipment	4,885	(8,550)	(2,411)	281,450
	$291,650	$179,575	$753,515	$1,077,871

4 Earnings per common share:

The table below is a reconciliation of the denominator used in the calculation of the weighted average number of basic and diluted earnings per common share outstanding from continuing operations.  There is no impact on the numerator.

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Weighted-average number of common shares outstanding (denominator)
Weighted-average number of common shares outstanding - basic	41,512,223	37,982,831	40,282,436	36,100,784
Assumed exercise stock options	-	-	21,903	-
Assumed exercise of warants	-	-	416,275	-
Weighted-average number of common shares outstanding - diluted	41,512,223	37,982,831	40,720,614	36,100,784

The calculation of assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options.   Where its effect was anti-dilutive, assumed exercise of those particular stock options were not included.  The calculation of assumed exercise of stock options and warrants exclude all anti-dilutive options and warrants.  These are options and warrants that would not be recognized because their exercise price is higher than the average market price of a Norsat common share for each of the periods shown in the table.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

4 Earnings per common share (continued):

For the three months ended December 31, 2004, the total number of excluded options and warrants was 2,983,350 and 3,146,811 respectively.  For the year ended December 31, 2004, the total number of excluded options and warrants was 2,570,300 and 3,146,811 respectively.

The year ending December 31, 2004 calculation does not include assumed conversion of the long-term debt as its effect would be anti-dilutive.

The three months ending December 31, 2004 and each of 2003 balances do not include any assumed conversions as net losses were reported for these periods and therefore their effect would be anti-dilutive.

5 Segmented information:

The following tables set forth information by operating segments from continuing operations for the three and years ended December 31, 2004 and 2003 respectively.

Three months ended December 31, 2004	Microwave	Satellite Systems	Consolidated
Sales	$2,570,015	$2,216,999	$4,787,014
Gross profit	511,760	1,175,692	1,687,452

Three months ended December 31, 2003	Microwave	Satellite Systems	Consolidated
Sales	$2,356,427	$1,043,677	$3,400,104
Gross profit	750,510	435,949	1,186,459

Year ended December 31, 2004	Microwave	Satellite Systems	Consolidated
Sales	$9,492,846	$8,027,829	$17,520,675
Gross profit	3,378,782	4,546,038	7,924,820
Total assets related to continuing operations	5,268,524	6,930,406	12,198,930
Property and equipment	207,030	842,237	1,049,267

Year ended December 31, 2003	Microwave	Satellite Systems	Consolidated
Sales	$9,541,803	$3,438,466	$12,980,269
Gross profit	2,342,639	1,345,002	3,687,641
Total assets related to continuing operations	4,737,202	4,735,853	9,473,055
Property and equipment	392,750	1,089,994	1,482,744

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

6 Supplemental cash flow and other disclosures:

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Changes in non-cash operating working capital:
Accounts receivable	$2,879,585	$898,248	$(129,572)	$2,477,693
Inventories	123,316	816,333	(776,506)	2,832,164
Prepaid expenses and other	374,137	313,106	(51,909)	243,658
Accounts payable and accrued liabilities	(717,867)	(1,146,550)	375,585	(3,066,251)
Deferred revenue	(5,187)	(13,875)	73,271	(333,842)
	$2,653,984	$867,262	$(509,131)	$2,153,422

Supplementary information:
Interest paid	$-	$-	$206,400	$227,200
Income taxes paid	$-	$1,566	$15,124	$14,205

7 Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2004.

8 Credit facility:

During the quarter the Company finalized a credit facility with a major Canadian financial institution.   The facility includes a line of credit in the amount of $700,000 available through cash or letters of credit or letters of guarantee.  The facility bears interest at prime plus 1.75%.  The security under this facility consists of a first security interest over all of the Company’s assets.  The credit facility may be cancelled by the lenders at any time.  As at December 31, 2004 no amounts have been drawn under this facility.

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